UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 16)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

FUNCTION(X), INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

36077T 108
(CUSIP Number)

Mitchell J. Nelson 902 Broadway, 11th Floor New York, NY 10010 (212) 231-0092
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	36077T 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

8,113 (1)
	8	SHARED VOTING POWER

18,099,550 (2)
	9	SOLE DISPOSITIVE POWER

8,113 (1)
	10	SHARED DISPOSITIVE POWER

18,099,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,107,663 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.41%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Represents 1,863 shares of Common Stock and 6,250 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Person which are exercisable or will be exercisable within 60 days of May 1, 2017 at $1,600.00 per share.

(2)	Represents (A) 3,125 shares of Common Stock issuable upon the exercise of warrants held by Sillerman Investment Company II, LLC (“SIC II”) which are exercisable or will be exercisable within 60 days of May 1, 2017 at $1,104.00 per share, (B) 8,778 shares of Common Stock issuable upon the exercise of warrants held by SIC II which are exercisable or will be exercisable within 60 days of May 1, 2017 at $1,600.00 per share; (C) 17,500 shares of Common Stock issuable upon the exercise of warrants held by Sillerman Investment Company III, LLC (“SIC III”) which are exercisable or will be exercisable within 60 days of May 1, 2017 at $35.60 per share, (D) 11,250 shares of Common Stock issuable upon the exercise of warrants held by SIC which are exercisable or will be exercisable within 60 days of May 1, 2017 at $70.20 per share, (E) 7,500 shares of Common Stock that are issuable upon the exercise of warrants held by SIC III which are exercisable or will be exercisable within 60 days of May 1, 2017 at $59.60 per share, (F) 38,750 shares of Common Stock that are issuable upon the exercise of warrants held by SIC III which are exercisable or will be exercisable within 60 days of May 1, 2017 at $72.60 per share, (G) 14,195,680 shares of Common Stock held by SIC III, (H) 1,431,883 shares of Common Stock held by Sillerman Investment Company IV, LLC (I) 2,146,989 shares of Common Stock held by Sillerman Investment Company VI LLC, and (J) 238,095 shares of Common Stock held by the Tomorrow Foundation.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value, $0.001 per share (the “Common Stock”), of Function(x) Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Company is 902 Broadway, 11th Floor, New York, NY 10010. The Reporting Person filed Amendment No. 15 to this Schedule 13D on March 13, 2017 (“Amendment No. 15”).

Item 2.	Identity and Background

(a)	The Reporting Person is Robert F.X. Sillerman (the “Reporting Person”).

(b)	The Reporting Person’s business address is 902 Broadway, 11th Floor, New York, NY 10010.

(c)	The Reporting Person is the Executive Chairman and Chief Executive Officer of the Company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Person has used his personal funds to make purchases of the Company’s securities

Item 4.	Purpose of Transaction

This Amendment No. 16 to Schedule 13D is filed to correct Amendment No. 15 with respect to the number of shares of Common Stock issued and issuable upon the exercise of warrants owned by the Reporting Person as set forth in detail in Item 5, below. The Reporting Person is the beneficial owner of, and holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 8,113 shares of Common Stock, and shared power to vote or to dispose or to direct the disposition of 18,099,550 shares of Common Stock.

On October 24, 2014, the Company and SIC III entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which SIC III agreed to purchase certain securities issued by the Company for a total of $30,000,000. These securities included a Line of Credit Promissory Note (the “Note”) issued by the Company to SIC III. The Note provides for a $20,000,000 line of credit to the Company, which is fully drawn by the Company. In addition, SIC III agreed to purchase 10,000 shares of Series C Convertible Preferred Stock of the Company (the “Series C Convertible Preferred Stock”) for a total of $10,000,000. The terms of the Securities Purchase Agreement are more fully described in Item 6, below. SIC III therefore acquired 10,000 shares of the Series C Convertible Preferred Stock for $10,000,000. As previously reported in Amendment No. 12 to this Schedule 13D, the Company and SIC III entered into a Subscription Agreement pursuant to which SIC III subscribed for 22,580,645 shares of the Company’s common stock at a price of $0.31 per share. Accordingly, the aggregate purchase price for such shares was $7,000,000.00. The Company and SIC III agreed that SIC III would pay the purchase price for such shares by exchanging 7,000 shares of the Series C Convertible Preferred Stock owned by SIC III for the common shares (the “Exchange”). The effectiveness of the Exchange was subject to receipt of an opinion by an independent valuation expert that the Exchange is fair and confirmation by the Company’s auditors that the Exchange will not lead to a compensation charge, both of which the Company received. The shares were issued on June 3, 2016. Accordingly, after such transaction, SIC III holds the Note, which has a balance of $20,000,000.00 plus accrued and unpaid interest thereon, and 3,000 shares of Series C Convertible Preferred Stock, having a stated value of $3,000,000, plus accrued and unpaid dividends on the Series C Convertible Preferred Stock.

In addition, on June 12, 2015, Sillerman Investment Company IV, LLC (“SIC IV”), an entity owned and controlled by the Reporting Person, agreed to provide a Line of Credit to the Company of up to $10,000,000 (the “Line of Credit” or the “SIC IV Note”). As of December 3, 2015, there was $8,675,000 in outstanding principal amount under the Line of Credit. As previously reported in Amendment No. 11 to this Schedule 13D, on December 3, 2015, the Company and SIC IV entered into a Subscription Agreement pursuant to which SIC IV subscribed for 8,750,000 shares of the Company’s common stock at a price of $0.47 per share. Accordingly, the aggregate purchase price for such shares was $4,112,500.00. The Company and SIC IV agreed that SIC IV would pay the purchase price for such shares by reducing the amounts outstanding under the Line of Credit. Accordingly, the principal amount of the Line of Credit was reduced to $4,562,500.00. This amount, plus accrued interest, remains unpaid by the Company.

In addition, the Company entered into a series of Revolving Secured Promissory Notes with Sillerman Investment Company VI, LLC (“SIC VI”), an entity owned and controlled by the Reporting Person. In particular:

1.	The Company and SIC VI entered into a Revolving Secured Promissory Note on January 27, 2016 in the amount of $1,500,000, pursuant to which a balance of $1,500,000 plus accrued interest remains unpaid by the Company; and

2.	The Company and SIC VI entered into a Revolving Secured Promissory Note on March 29, 2016 in the amount of $500,000, pursuant to which a balance of $500,000 plus accrued interest remains unpaid by the Company; and

3.	The Company and SIC VI entered into a Revolving Secured Promissory Note on April 25, 2016 in the amount of $500,000, pursuant to which a balance of $500,000 plus accrued interest remains unpaid by the Company; and

4.	The Company and SIC VI entered into a Revolving Secured Promissory Note on May 16, 2016 in the amount of $500,000, pursuant to which a balance of $500,000 plus accrued interest remains unpaid by the Company; and

5.	The Company and SIC VI entered into a Revolving Secured Promissory Note on June 27, 2016 in the amount of $1,200,000. On the date hereof, $390,000 principal or interest is currently outstanding or unpaid by the Company (each of the notes referred to in Items (1) through (5) above are hereinafter the “Revolving Notes”).

On November 18, 2015, the Company received a letter (the “Letter”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market (“NASDAQ”) notifying the Company that the Staff has determined that the Company violated the continuing listing requirements of Nasdaq’s Listing Rule 5550(b)(1). Listing Rule 5550(b)(1) requires that companies listed on the NASDAQ Capital Market are required to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing. The Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2016, reported stockholders’ equity of negative $28,635,000. The Company requested additional time to regain compliance, and presented a plan to the Nasdaq Listing Qualifications Panel (the “Panel”) to regain compliance. The Panel granted the Company’s request. The Company’s continued listing on Nasdaq was subject to, among other things, the Company evidencing compliance with the minimum $2.5 million shareholder’s equity requirement by August 22, 2016.

On July 8, 2016, the Company and each of SIC III, SIC IV and SIC VI entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which, subject to adjustment, (i) 3,000 shares of the Series C Preferred Stock owned by SIC III are to be exchanged for 17,817,950 shares of the Company’s common stock and (ii) all of the of debt held by Sillerman, including the Note, the Line of Credit and the revolving Notes (collectively, the “Sillerman Notes”) is to be exchanged for 101,333,088 shares of Company’s common stock. The exchange, and thus the issuance of these shares, is conditioned upon approval of the Company’s shareholders, the closing of an offering of the Company’s common stock in the amount of at least $10,000,000, approval of its Listing of Additional Shares application with Nasdaq, the Company not being subject to any bankruptcy proceeding, and various other conditions. The price at which the Sillerman Notes and the Series C Convertible Preferred Stock is being exchanged (the “Exchange Price”) equals the lesser of $0.26 and the price at which the Debentures (as defined below) can be exchanged for shares of the Company’s common stock, so long as the Company received a valuation that the exchange price reflects fair value. The Exchange Agreement provides for termination in the event the conditions are not satisfied by March 31, 2017. The “Debentures” means those various debentures, dated as of July 12, 2016, between the Company and various investors in the aggregate principal amount of $4,444,444.44. The Debentures are convertible initially at any time at the option of the holder into shares of the Company’s common stock at an initial conversion price of $0.3133 per share (the “Conversion Price”). If the Company issues or sells shares of its common stock, rights to purchase shares of its common stock, or securities convertible into shares of its common stock for a price per share that is less than the Conversion Price then in effect, the Conversion Price then in effect will be decreased to equal such lower price. If this occurs, the Exchange Price as set forth in the Exchange Agreement could be reduced. The Exchange Agreement was entered to help increase the amount of stockholders equity on the Company’s balance sheet to help the Company achieve minimum levels of stockholders equity as required by NASDAQ.

Because Mr. Sillerman is a director, executive officer and greater than 10% stockholder of the Company, a majority of the Company’s independent directors approved the transaction described in the Exchange Agreement. The foregoing description of the Exchange Agreement is not complete and is subject to and qualified in its entirety by reference to the Exchange Agreement, a copy of which is attached as Exhibit 3.10 and incorporated herein by reference.

On August 22, 2016, the Company and SIC III, SIC IV and SIC VI entered into a Note Exchange Agreement (the “Note Exchange Agreement”) pursuant to which $30,174,969, which represents all of the outstanding principal and accrued interest of the Sillerman Notes other than $900,000 of debt held by SIC IV pursuant to the Line of Credit is to be exchanged for 30,175 shares of the Company’s Series C Convertible Preferred Stock. The exchange price (and therefore the number of shares set forth above) is $1,000 per share. The Note Exchange Agreement provides for the newly issued shares to be held subject to the obligations to convert the shares into common stock on the terms and on the conditions set forth in the Exchange Agreement and subject to the Subordination Agreement and Lockup Agreement described in the Company’s Form 8-K filed on July 13, 2016. The $900,000 of debt that remains outstanding under the SIC IV Note, plus an additional $500,000 advanced by SIC IV under the SIC IV Note on August 30, 2016, will also remain subject to the Exchange Agreement. While the Company and SIC III, SIC IV and SIC VI had previously entered into the Exchange Agreement to facilitate the Company’s plan to remain listed in the NASDAQ Market System, these parties entered into the Note Exchange Agreement in order to obtain compliance with the minimum shareholders equity requirement more quickly, and by NASDAQ’s deadline for compliance. The Company met that deadline.

In addition to facilitating the Company’s plan to remain listed on NASDAQ, the Exchange Agreement and Note Exchange Agreement will allow the Company to have a more attractive balance sheet that may facilitate future capital raising activities.

The Company and SIC III, SIC IV, and SIC VI entered into a Second Amendment to Exchange Agreement (the “Second Amendment”), effective as of January 14, 2017, which amended the Exchange Agreement as follows: (a) the pricing of the conversion shares was changed to $2.34 per share (the “New Exchange Price”); (b) the holders of the Debentures were entitled to convert interest due into shares of common stock at the public offering price of $1.05; (c) the maturity date of the Line of Credit was extended to July 8, 2017; and (d) the condition of raising $10,000,000 in net proceeds required for conversion pursuant to the Exchange Agreement was deleted, and SIC IV will not be required to convert the Line of Credit. Pursuant to the Second Amendment, the Effective Date of the Exchange Agreement was changed to February 23, 2017. On February 28, 2017, the Series C Convertible Preferred Shares were converted into 15,796,489 shares of the Company’s common stock at the New Exchange Price, immediately prior to the closing of a public offering of the Company’s common stock (the “Offering”). The purpose of the conversion was to facilitate the Offering. A family foundation affiliated with Mr. Sillerman purchased 238,095 shares of common stock in the Offering.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

(a) (b)	As of March 8, 2017, the Reporting Person is the beneficial owner of, and holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 8,113 shares of Common Stock, and shared power to vote or to dispose or to direct the disposition of 18,099,550 shares of Common Stock. Accordingly, that total of 18,107,663 represents approximately 73.55% of the outstanding shares of Common Stock. These shares consist of:

1.	14,195,680 shares of Common Stock held by Sillerman Investment Company III LLC (“SIC III”), of which the Reporting Person is the sole member and manager;

2.	1,431,883 shares of Common Stock held by SIC IV, of which the Reporting Person is the sole member and manager;

3.	2,146,989 shares of Common Stock held by SIC VI, of which the Reporting Person is the sole member and manager;

4.	238,095 shares of Common Stock held by The Tomorrow Foundation, a family foundation affiliated with the Reporting Person;

5.	8,778 shares of Common Stock subject to warrants held by SIC III that are exercisable at $1,600.00 per share;

6.	3,125 shares of Common Stock subject to warrants held by SIC III that are exercisable at $1,104.00 per share;

7.	38,750 shares of Common Stock subject to warrants held by SIC III that are exercisable at $72.60 per share;

8.	11,250 shares of Common Stock subject to warrants held by SIC III that are exercisable at $70.20 per share;

9.	17,500 shares of Common Stock subject to warrants held by SIC III that are exercisable at $35.60 per share;

10.	7,500 shares of Common Stock subject to warrants held by SIC III that are exercisable at $59.60 per share;

11.	1,863 shares of Common Stock held directly by the Reporting Person;

12.	6,250 shares of Common Stock subject to warrants held by the Reporting Person that are exercisable at $1,600.00 per share.

(c)	The percentage of the outstanding shares set forth above was calculated based on 24,620,861 shares of Common Stock outstanding as of June 8, 2016. Except as set forth above, as of March 3, 2017, the Reporting Person has not effected any transactions in the shares of Common Stock during the past 60 days.

(d)	None.

(e)	Not applicable.

Because shares of the Company’s common stock are not now issuable or issuable within the next 60 days due to various conditions set forth in the Exchange Agreement, shares of common stock potentially issuable under the Exchange Agreement are not included in the above holdings.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Securities Purchase Agreement

On October 24, 2014, the Company and SIC III entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which SIC III agreed to purchase certain securities issued by the Company for a total of $30,000,000. These securities included a Line of Credit Promissory Note (the “Note”) issued by the Company to SIC III. The Note provides for a $20,000,000 line of credit to the Company. In addition, SIC III agreed to purchase 10,000 shares of Series C Convertible Preferred Stock of the Company for a total of $10,000,000. The Company also agreed to issue to SIC III warrants to purchase 1,500,000 shares of Common Stock, with warrants to purchase 50,000 shares of Common Stock to be issued for every $1,000,000 the Company draws under the Note and every $1,000,000 paid by SIC III for shares of Series C Convertible Preferred Stock. The exercise price of the warrants was to be 10% above the closing price of the shares of the Common Stock on the date prior to the issuance of the applicable warrants. Exercise of the warrants was subject to approval of the Company’s stockholders, which the Company obtained on January 13, 2015, at the Company’s 2015 Annual Meeting of Stockholders.

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Securities Purchase Agreement, which is attached as Exhibit 3.1 and incorporated herein by reference.

Line of Credit Note

On October 24, 2014, the Company issued the Note to SIC III. The Note provides a right on the part of the Company to request advances under the Note from time to time. On October 24, 2014, SIC III made an initial advance under the Note of $4,500,000. On December 14, 2014, SIC III made an additional advance under the Note in the amount of $15,500,000. As of March 19, 2015, the outstanding principal amount of the Note is $20,000,000. The Note bears interest at a rate of 12% per annum, payable in cash on a quarterly basis. In addition, the Note provides for a 3% discount, such that the amount advanced by SIC III was 3% less than the associated principal amount of the advance. From and after the occurrence and during the continuance of any event of default under the Note, the interest rate is automatically increased to 17% per annum. The Note is not convertible into equity securities of the Company, except pursuant to the Exchange Agreement. If an event of default occurs under the Note, SIC III has the right to require the Company to repay all or any portion of the Note. Events of default under the Note include payment defaults, and certain bankruptcy-type events involving the Company. The Company may, at its option, prepay the Note, in whole or in part. If the Company chooses to prepay the Note, it is required to prepay a fixed lump sum in the amount of 106% of the principal amount then being prepaid, plus interest accrued thereon. In the event that the Company issues primary shares in a public offering at an offering price above $5.00 per share, the Company may use up to 33% of the proceeds to prepay the Note at par plus accrued and unpaid interest. Upon the occurrences of certain changes of control, SIC III has the right to require the Company to repay the entire amount of the Note on the prepayment terms set forth above.

The Note also contains certain covenants and restrictions, including, among others, that, for so long as the Note is outstanding, the Company will not, without the consent of the holder of the Note, (i) make any loan or advance in excess of $500,000 to any officer, director, employee of affiliate of the Company (except advances and similar expenditures: (a) under the terms of employee stock or option plans approved by the Board of Directors, (b) in the ordinary course of business, consistent with past practice or (c) to its subsidiaries), (ii) incur any indebtedness that exceeds $1,000,000 in the aggregate other than indebtedness outstanding under the Note, (iii) guaranty any indebtedness of any unaffiliated third party, (iv) change the principal business of the Company or exit the Company’s current business, provided that the foregoing is subject to the Board’s compliance with its fiduciary duties, (v) sell, assign, or license material technology or intellectual property of the Company except (a) in the ordinary course of business, consistent with past practice, (b) sales and assignments thereof in any 12 month period that do not have a fair market value in excess of $500,000 or (c) in connection with a change of control transaction, (vi) enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company of its assets that have a fair market value in excess of $1,000,000 or (vii) liquidate or dissolve the Company or wind up the business of the Company, except in connection with changes of control or merger, acquisition or similar transactions or as approved by the Company’s Board in compliance with their fiduciary duties.

The foregoing description of the Note is not complete and is subject to and qualified in its entirety by reference to the Note, which is attached as Exhibit 3.2 and incorporated herein by reference.

Series C Convertible Preferred Stock

On November 25, 2014, pursuant to the Securities Purchase Agreement described above, SIC III purchased from the Company 3,000 shares of Series C Convertible Preferred Stock of the Company for $3,000,000. In addition, on March 16, 2015, SIC III purchased 7,000 shares of Series C Convertible Preferred Stock pursuant to the Securities Purchase Agreement for a purchase price of $7,000,000. The shares of Series C Convertible Preferred Stock have a stated value of $1,000 per share (the “Stated Value”).Each share of Series C Convertible Preferred Stock entitles its holder to receive dividends (“Dividends”) on such share equal to 12% per annum (the “Dividend Rate”) of the Stated Value before any Dividends shall be declared, set apart for or paid upon any junior stock or parity stock. Dividends on a share of Series C Convertible Preferred Stock accrue daily at the Dividend Rate, compound annually, are computed on the basis of a 360-day year consisting of twelve 30-day months and are convertible into shares of Common Stock in connection with the conversion of such share of Series C Convertible Preferred Stock.

Each share of Series C Convertible Preferred Stock is convertible, at the option of the holders, on the basis of its Stated Value and accrued, but unpaid Dividends, into shares of Common Stock at a conversion price of $4.00 per share of Common Stock. The Company may redeem any or all of the outstanding shares of Series C Convertible Preferred Stock at any time at the then current Stated Value plus accrued Dividends thereon plus a redemption premium equal to the Stated Value multiplied by 6%. However, no premium will be due to the extent the redemption of shares of Series C Convertible Preferred Stock uses up to 33% of proceeds of a public offering of shares of Common Stock at a price of $5.00 or more per share. The Company is required to redeem all outstanding shares of Series C Convertible Preferred Stock on the tenth (10th) business day immediately following the fifth anniversary of its issuance. However, the Company will have no obligation to mandatorily redeem any shares of Series C Convertible Preferred Stock at any time that (x) the Company does not have surplus under Section 154 of the Delaware General Corporation Law (the “DGCL”) or funds legally available to redeem all shares of Series C Convertible Preferred Stock, (y) the Company’s capital is impaired under Section 160 of the DGCL or (z) the redemption of any shares of Series C Convertible Preferred Stock would result in an impairment of the Company’s capital under Section 160 of the DGCL; provided, that if the Company is prohibited from redeeming the shares of Series C Convertible Preferred Stock due to those limitations, the Company will be obligated to redeem the shares of Series C Convertible Preferred Stock as soon as possible after such restrictions are no longer applicable.

Upon a change of control of the Company, each holder of shares of Series C Convertible Preferred Stock will be entitled to require the Company to redeem from such holder all of such holder’s shares of Series C Convertible Preferred Stock so long as such holder requests such redemption in writing at least one (1) business day prior to the consummation of such change of control. The redemption amount per share equals the Stated Value thereof plus accrued Dividends plus a change of control premium equal to the Stated Value multiplied by 6%.

The shares of Series C Convertible Preferred Stock are senior in liquidation preference to all shares of capital stock of the Company unless otherwise consented to by a majority of the holders of shares of Series C Convertible Preferred Stock. The shares of Series C Convertible Preferred Stock have no voting rights except as required by law. The consent of the holders of a majority of the shares of Series C Convertible Preferred Stock is necessary for the Company to amend the Series C Certificate of Designation for the shares of Series C Convertible Preferred Stock were issued.

The foregoing summary of the Series C Convertible Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Designation for the shares of Series C Convertible Preferred Stock, which is attached as Exhibit 3.3 and incorporated herein by reference.

Warrants

On October 24, 2014, in connection with the first drawdown of $4,500,000 under the Note, the Company issued to SIC III warrants to purchase 225,000 shares of the Company’s common stock. These warrants have an exercise price of $3.51. On November 25, 2014, in connection with SIC III’s purchase of 3,000 shares of Series C Convertible Preferred Stock, the Company issued to SIC III warrants to purchase 150,000 shares of Common Stock at an exercise price of $2.98 per share. On December 15, 2014, in connection with an advance of $15,500,000 under the Note, the Company issued to SIC III warrants to purchase 775,000 shares of Common Stock at an exercise price of $3.63 per share. On March 16, 2015, in connection with SIC III’s purchase of 7,000 shares of Series C Convertible Preferred Stock, the Company issued to SIC III warrants to purchase 350,000 shares of the Company’s Common Stock at an exercise price of $1.78 per share. Each of the warrants is exercisable for a period of ten (10) years from its date of issuance.

The foregoing summary of the warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of warrant, which is attached as Exhibit 3.4 and incorporated herein by reference.

Registration Rights Agreement

On October 24, 2014, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with SIC III pursuant to which the Company agreed to register the shares of the Company’s capital stock owned by SIC III. The Registration Rights Agreement allows SIC III to require the Company to register its shares. If the Company receives such a request from SIC III, the Company will use its best efforts to effect such registration. In addition, if the Company otherwise initiates a registration of shares of its capital stock (other than pursuant to a Registration Statement on Form S-4 or S-8, or any successor forms), SIC III will have a right to participate in such registration, subject to cutbacks set by the underwriter in such registration.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is attached as Exhibit 3.5 and incorporated herein by reference.

Options and Restricted Stock Units

Mr. Sillerman holds 37,268 shares of Common Stock that were issuable upon the vesting of restricted stock units. Mr. Sillerman holds restricted stock units in respect of 124,072 shares of Common Stock granted pursuant to Company’s 2011 Executive Incentive Plan.

These restricted stock units vested as to 31,018 shares on May 1, 2015, and will vest as to 31,018 shares on each of May 1, 2016, May 1, 2017, May 1, 2018 and May 1, 2019.

The foregoing description of the restricted stock units held by Mr. Sillerman is not complete and is qualified in its entirety by reference to the full text of the 2011 Executive Incentive Plan, which is attached as Exhibit 3.6 and incorporated herein by reference.

Warrants held by SIC II

SIC II holds warrants to purchase 62,500 shares of Common Stock at an exercise price of $55.20 per share. The warrants are exercisable until September 16, 2018.

SIC II also holds warrants to purchase 175,562.5 shares of Common Stock at an exercise price of $80.00 per share. The warrants are exercisable until various dates in 2018.

The foregoing description of the warrants held by SIC II is not complete and is qualified in its entirety by reference to the full text of the form of the warrant, which is attached as Exhibit 3.7 and incorporated herein by reference.

Subscription Agreement

SIC IV agreed to provide a Line of Credit to the Company of up to $10,000,000 (the “Line of Credit”). As of December 3, 2015, there was $8,675,000 in outstanding principal amount under the Line of Credit. On December 3, 2015, the Company and SIC IV entered into a Subscription Agreement pursuant to which SIC IV subscribed for 8,750,000 shares of the Company’s common stock at a price of $0.47 per share. Accordingly, the aggregate purchase price for such shares was $4,112,500.00. The Company and SIC IV agreed that SIC IV would pay the purchase price for such shares by reducing the amounts outstanding under the Line of Credit. Accordingly, the principal amount of the Line of Credit was reduced to $4,562,500.00.

The foregoing description of the Subscription Agreement and the transactions contemplated thereby are not complete and are subject to, and qualified in their entirety by, reference to the form of the Subscription Agreement attached hereto as Exhibit 3.8 and incorporated therein by reference.

Additional Subscription Agreement

The Company and SIC III entered into a Subscription Agreement, dated as of May 9, 2016 (the “May Subscription Agreement”) pursuant to which SIC III subscribed for 22,580,645 shares of the Company’s common stock at a price of $0.31 per share. Accordingly, the aggregate purchase price for such shares was $7,000,000.00. The Company and SIC III agreed that SIC III would pay the purchase price for such shares by exchanging 7,000 shares of the Company’s Series C Preferred Stock owned by SIC III for the common shares (the “Exchange”). The effectiveness of the Exchange was subject to receipt of an opinion by an independent valuation expert that the Exchange is fair and confirmation by the Company’s auditors that the Exchange will not lead to a compensation charge, both of which the Company received.

The foregoing description of the May Subscription Agreement and the transactions contemplated thereby are not complete and are subject to, and qualified in their entirety by, reference to the form of the May Subscription Agreement attached hereto as Exhibit 3.9 and incorporated therein by reference.

Exchange Agreement

On July 8, 2016, the Company and each of SIC III, SIC IV and SIC VI entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which, subject to adjustment, (i) 3,000 shares of the Company’s Series C Preferred Stock owned by SIC III are to be exchanged for 17,817,950 shares of the Company’s common stock and (ii) all of the of debt held by Sillerman, including the Note, the Line of Credit and the revolving Notes (collectively, the “Sillerman Notes”) is to be exchanged for 101,333,088 shares of Company common stock. The exchange, and thus the issuance of these shares, is conditioned upon approval of the Company’s shareholders, the closing of an offering of the Company’s common stock in the amount of at least $10,000,000, approval of its Listing of Additional Shares application with Nasdaq, the Company not being subject to any bankruptcy proceeding, and various other conditions. The price at which the Sillerman Notes and the Series C Preferred Stock is being exchanged (the “Exchange Price”) equals the lesser of $0.26 and the price at which the Debentures (as defined below) can be exchanged for shares of the Company’s common stock, so long as the Company received a valuation that the exchange price reflects fair value. The Exchange Agreement provides for termination in the event the conditions are not satisfied by March 31, 2017. “The “Debentures” means those various debentures, dated as of July 12, 2016, between the Company and various investors in the aggregate principal amount of $4,444,444.44. The Debentures are convertible initially at any time at the option of the holder into shares of the Company’s common stock at an initial conversion price of $0.3133 per share (the “Conversion Price”).

If the Company issues or sells shares of its common stock, rights to purchase shares of its common stock, or securities convertible into shares of its common stock for a price per share that is less than the Conversion Price then in effect, the Conversion Price then in effect will be decreased to equal such lower price. If this occurs, the Exchange Price as set forth in the Exchange Agreement could be reduced.

The Company and SIC III, SIC IV, and SIC VI entered into a Second Amendment to Exchange Agreement (the “Second Amendment”), effective as of January 13, 2017, which amended the Exchange Agreement as follows: (a) the pricing of the conversion shares was changed to $2.34 per share (the “New Exchange Price”); (b) the holders of the Debentures were entitled to convert interest due into shares of common stock at the public offering price of $1.05; (c) the maturity date of the Line of Credit was extended to July 8, 2017; and (d) the condition of raising $10,000,000 in net proceeds required for conversion pursuant to the Exchange Agreement was deleted, and SIC IV will not be required to convert the Line of Credit. Pursuant to the Second Amendment, the Effective Date of the Exchange Agreement was changed to February 23, 2017. On February 28, 2017, the Series C Preferred Shares were converted into 15,796,489 shares of the Company’s common stock at the New Exchange Price, immediately prior to the closing of a public offering of the Company’s common stock (the “Offering”). A family foundation affiliated with Mr. Sillerman purchased 238,095 shares of common stock in the Offering.

The foregoing descriptions of the Exchange Agreement and the Second Amendment are not complete and are subject to and qualified in there entirety by reference to the Exchange Agreement and the Second Amendment to Exchange Agreement, copies of which are attached as Exhibit 3.10 and 3.12, respectively, and incorporated herein by reference.

Note Exchange Agreement

On August 22, 2016, the Company and SIC III, SIC IV and SIC VI entered into a Note Exchange Agreement pursuant to which $30,174,969, which represents all of the outstanding principal and accrued interest of the Sillerman Notes other than $900,000 of debt held by SIC IV pursuant to the Line of Credit is to be exchanged for 30,175 shares of the Company’s Series C Preferred Stock. The exchange price (and therefore the number of shares set forth above) is $1,000 per share. The Note Exchange Agreement provides for the newly issued shares to be held subject to the obligations to convert the shares into common stock on the terms and on the conditions set forth in the Exchange Agreement and subject to the Subordination Agreement and Lockup Agreement described in the Company’s Form 8-K filed on July 13, 2016. The $900,000 of debt that remains outstanding under the SIC IV Note, plus an additional $500,000 advanced by SIC IV under the SIC IV Note on August 30, 2016, will also remain subject to the Exchange Agreement. While the Company and SIC III, SIC IV and SIC VI had previously entered into the Exchange Agreement to facilitate the Company’s plan to remain listed in the NASDAQ Market System, these parties entered into the Note Exchange Agreement in order to obtain compliance with the minimum shareholders equity requirement more quickly, and by NASDAQ’s deadline for compliance.

The foregoing description of the Note Exchange Agreement is not complete and is subject to and qualified in its entirety by reference to the Note Exchange Agreement, a copy of which is attached as Exhibit 3.11 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 3.1 Securities Purchase Agreement, dated as of October 24, 2014, by and between the Company and Sillerman Investment Company III LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.2 Line of Credit Promissory Note, dated as of October 24, 2014, issued by the Company in favor of Sillerman Investment Company III LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.3 Certificate of Designations of the Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.4 Form of Warrant issuable pursuant to the Securities Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.5 Registration Rights Agreement, dated as of October 24, 2014, by and between the Company and Sillerman Investment Company III LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.6 2011 Executive Incentive Plan (incorporated by reference to Exhibit B to the Company’s Amended Information Statement on Form 14C filed by the Company on June 15, 2015)

Exhibit 3.7 Form of Warrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on March 15, 2013)

Exhibit 3.8 Subscription Agreement, dated as of December 3, 2015, by and between the Company and Sillerman Investment Company IV LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 7, 2015)

Exhibit 3.9 Subscription Agreement, dated as of March 9, 2016, by and between the Company and Sillerman Investment Company III LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on May 13, 2016)

Exhibit 3.10 Exchange Agreement, dated as of June 8, 2016, by and among the Company and Sillerman Investment Company III LLC, Sillerman Investment Company IV, LLC and Sillerman Investment Company VI, LLC (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by the Company on July 13, 2016)

Exhibit 3.11 Note Exchange Agreement, dated as of August 22, 2016, by and among the Company and Sillerman Investment Company III LLC, Sillerman Investment Company IV, LLC and Sillerman Investment Company VI, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 22, 2016)

Exhibit 3.12 Second Amendment to Exchange Agreement, effective as of January 14, 2017, by and between the Company and Sillerman Investment Company III LLC, Sillerman Investment Company IV, LLC and Sillerman Investment Company VI, LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2017
Dated
Function(x) Inc. /s/ Robert F.X. Sillerman
Signature

Robert F.X. Sillerman, Chief Executive Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).